UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
For the fiscal year ended	December 31, 2002

[ ]	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
For the transition period from	to

Commission File Number:	1-9614

VAIL RESORTS 401(k) RETIREMENT PLAN
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(Full Title of the Plan)

VAIL RESORTS, INC.
137 Benchmark Road
Avon, Colorado 81620
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(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

VAIL RESORTS 401(k) RETIREMENT PLAN

INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002 AND 2001

Page(s)

REPORT OF INDEPENDENT PUBLIC AUDITORS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3

NOTES TO FINANCIAL STATEMENTS	4-9

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002	10

Report of Independent Auditors

To the Participants and Administrator of

Vail Resorts 401(k) Retirement Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Vail Resorts 401(k) Retirement Plan (the "Plan") at December 31, 2002 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits of the Plan as of December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated June 27, 2002.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

July 11, 2003

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

INVESTMENTS, at fair value (Notes 2 and 3):
Money market funds	$ 7,581,498	$ 4,968,662
Mutual funds	46,133,600	46,003,319
Vail Resorts, Inc. common stock	809,753	670,194
Participant loans	1,425,908	1,421,876
Total investments	55,950,759	53,064,051

RECEIVABLES:
Employee contributions	8,875	276,321
Employer contributions, net of forfeitures	285,720	82,730
Other receivables (Note 4)	239,468	--
Total receivables	534,063	359,051
Total assets	56,484,822	53,423,102

LIABILITIES

Accrued expenses	175,063	--
Excess participant contributions payable to participants (Note 4)	430,248	--
Total liabilities	605,311	--

NET ASSETS AVAILABLE FOR BENEFITS	$ 55,879,511	$ 53,423,102

The accompanying notes are an integral part of these statements.

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions-
Employees	$ 7,055,375
Employer	2,517,595
Rollover	4,056,159
Total contributions	13,629,129

Net depreciation in fair market value of investments (Notes 2 and 3)	(8,505,317)
Other income	6,765
Interest and dividend income (Note 2)	1,044,695
Total additions	6,175,272
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,460,469
Administrative expenses	258,394
Total deductions	3,718,863
NET INCREASE	2,456,409

NET ASSETS AVAILABLE FOR BENEFITS,
Beginning of the year	53,423,102
NET ASSETS AVAILABLE FOR BENEFITS,
End of the year	$ 55,879,511

The accompanying notes are an integral part of this statement.

VAIL RESORTS 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN:

Vail Associates, Inc. (the "Company") is the plan sponsor for the Vail Resorts 401(k) Retirement Plan (the "Plan"). The Plan covers all eligible employees of the Company and participating employers and excludes leased employees, non-resident aliens, employees covered by a collective bargaining agreement and independent contractors. The following description of the Plan provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Plan Amendments

On January 31, 2002, the Company resolved to remove Advisors Trust Company as trustee of the Plan and to appoint Securities Trust Company as the successor trustee of the Plan.

During 2002, the Plan was amended to reflect a numbers of transactions the Company had with other entities. The effect of these transactions and amendments to the Plan are summarized as follows:

Effective January 1, 2002, Snake River Lodge & Spa adopted the plan as a participating employer.

Effective May 9, 2002, Heavenly Valley Limited Partnership ("Heavenly") adopted the Plan as a participating employer. Prior service credit was granted for Heavenly employees for all purposes under the Plan.

In December 2002, the Plan was amended to reflect new required minimum distribution regulations, new claims procedure regulations, certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, technical amendments to the Economic Growth and Tax Relief Reconciliation Act of 2001 contained in the Job Creation and Worker Assistance Act of 2002 and subsequent U.S. Department of Treasury and Internal Revenue Service guidance.

Eligibility and Contributions

Employees are eligible to participate in the Plan upon attaining the age of 21 and completing 12 consecutive months of service, as defined by the Plan document, including a minimum of 1,000 hours of service. Employees completing 1,500 cumulative hours of service in 12 non-consecutive months also are eligible to participate in the Plan.

Each participant may elect to contribute before-tax contributions from 2% to 100% of their compensation, as defined in the Plan document. However, before-tax contributions shall not exceed $11,000 in the calendar year ending December 31, 2002, as set forth by the Internal Revenue Code ("IRC"). In 2001, participants were able to make after-tax contributions to the Plan in whole percentages of their compensation. During 2002, the option to make after-tax contributions was removed from the Plan.

The Company makes matching contributions of 50% of each participant's before-tax elective contributions, limited to 3% of the participant's compensation each pay period. Part time employees are not eligible for Company matching contributions. An additional true-up matching contribution will also be made at or after year-end, if necessary, to adjust the aggregate Company matching contribution for the year to equal the lesser of 3% of the employee's annual compensation or 50% of his or her before-tax contributions for the entire year.

Due to limitations imposed by the IRC, the sum of Company contributions and participant deferred contributions may not, in general, exceed the lesser of 100% of a participant's compensation for the year or $40,000 ("415 limits").

Subject to the Committee's approval, participants may elect rollovers of amounts from other qualified plans in accordance with the IRC.

Participant Accounts

Each participant's account is credited with his or her contribution, the Company matching contribution, if any, rollovers and an allocation of Plan earnings/losses and expenses. Allocations are determined by the Plan document. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

Vesting

Participants' contributions are immediately 100% vested. Vesting in the Company's contributions is according to the following schedule:

Years of Service	Vested Percentage

Fewer than 1	0%
1	25%
2	50%
3	75%
4	100%

When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account represents a forfeiture. Forfeitures are applied toward payment of Company matching contributions otherwise required or are used to pay administrative expenses of the Plan. Forfeitures were not used to reduce Company contributions or pay administrative expenses for the year ended December 31, 2002. The employer contribution receivable as of December 31, 2001 has been shown net of forfeitures applied. There were no forfeitures applied towards the employer contribution amounts during the year ended December 31, 2002. Unallocated forfeitures as of December 31, 2002 and 2001 were approximately $41,000 and $21,000, respectively.

Termination Provisions

Although the Company has not expressed any intent to do so, it has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Payments of Benefits

A participant's entire interest in the Plan is payable by lump sum upon termination of employment, upon death of the participant, upon attaining normal retirement age (65), or upon being considered disabled as determined by the Committee. Effective July 2002, the annuity and installment payout options under the Plan were eliminated. Upon other terminations of service, a participant may elect to receive a distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

Loans to Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are secured by the participant's account and bear a reasonable rate of interest as determined by the Committee. The loans are subject to certain restrictions, as defined by the Plan document and applicable restrictions under the IRC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at December 31, 2002 and 2001 and the reported amounts of additions to and deductions from net assets. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments in money market funds and mutual funds are stated at fair value based on quoted market prices. Company common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Loans are valued at cost which approximates fair market value.

Net realized and unrealized appreciation (depreciation) on investments is shown as net depreciation in fair market value of investments in the accompanying financial statements and is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

 Administrative Expenses

Expenses of administering the Plan are paid by the Plan. Loan and investment fees are deducted from the participants' accounts on a pro-rata basis. For the year ended December 31, 2002 loan and investment fees paid by the Plan were $258,394.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS:

Various investment advisors manage the Plan's assets. Participants may direct their investments in various investment options in mutual funds and money market funds. Participants may also invest in Vail Resorts, Inc. common stock, a publicly traded security.

The following table presents investments that exceed 5% of net assets available for benefits as of December 31, 2002 and 2001:

	2002		2001
		Fair		Fair
	Units/Shares	Value	Units/Shares	Value
Frank Russell Investment Company
Money Market Fund-
Russell Money Market Fund	7,562,535	$ 7,562,535	4,870,122	$ 4,870,122
Mutual Funds-
Russell Equity I	804,114	6,069,924	220,584	6,046,201
Russell Equity Q	805,625	6,084,994	186,658	6,019,718
Russell International Fund	660,869	5,031,180	169,785	5,018,836
Russell Fixed I	347,098	3,004,718	115,702	2,469,071
Russell Fixed III	174,463	1,670,708	358,826	3,559,552
Russell Short-Term Bond Fund	465,173	3,651,664	58,800	1,097,800

The Vanguard Group
Mutual Funds-
Vanguard 500 Index Fund	72,747	5,903,407	58,621	6,207,332

Putnam Investments
Mutual Funds-
Putnam New Opportunities Fund	108,606	3,087,669	105,502	4,323,487

Davis Funds
Mutual Funds-
Davis New York Venture Fund	165,722	3,470,228	133,442	3,393,420

During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$ (8,328,292)
Vail Resorts, Inc. common stock	(177,025)
$ (8,505,317)

4. INCOME TAXES:

The Company received a favorable determination letter from the IRS dated August 19, 2002, stating that the Plan meets the requirements of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related Trust was tax exempt as of December 31, 2002 and 2001.

The Plan failed to pass the Actual Deferral Percentage Test, the Actual Contribution Percentage Test and the Multiple Use Test for the 2001 Plan Year. In order to correct these testing failures, federal law generally required that corrective distributions be made no later than December 31, 2002. However, the former third party record keeper for the Plan failed to complete the testing and furnish the necessary information to the Company so the testing failures could be corrected during the 12-month statutory correction period. As permitted under the applicable IRS guidance, the Company opted to correct the nondiscrimination testing failures in 2003 using the one-to-one correction method, which generally requires an excess contribution amount be refunded to highly compensated employees and a qualified non-elective contribution to be made to the Plan in the same amount and allocated to certain non-highly compensated employees. The amount recorded by the Plan related to the one-to-one correction method is $239,468 as of December 31, 2002 and is recorded in the Other Receivables line item of the accompanying Statements of Net Assets Available for Benefits.

The Plan also failed the nondiscrimination testing for the 2002 Plan year. Certain participants also exceeded the 415 limits of the IRC. The Company anticipates making the necessary corrective distributions within the 12-month statutory correction period. The amount recorded by the Plan related to the 2002 nondiscrimination testing is $190,780 as of December 31, 2002 and has been recorded in the accompanying Statements of Net Assets Available for Benefits.

5. PARTY-IN-INTEREST TRANSACTIONS:

Security Trust Company serves as the asset custodian for the Plan. As such, Security Trust Company qualifies as a party-in-interest. Service providers to the Plan (Ceridian Retirement Plan Services, Cole Taylor Bank and Advisors Trust Company) also qualify as parties-in-interest. The Company, certain of its wholly owned subsidiaries, certain of its majority owned subsidiaries and certain of its managed properties participate in the Plan and are therefore considered parties-in-interest. Certain Plan investments are also shares of Vail Resorts, Inc. common stock, qualifying Vail Resorts, Inc. as a party-in-interest.

The Plan paid fees of $258,394 during 2002 for investment and other services rendered by parties-in-interest. Those fees were based on customary and reasonable rates for such services.

6. RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in money market funds, mutual funds and Vail Resorts, Inc. common stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

7. SUBSEQUENT EVENTS:

In April 2003, the Company began to transition the Plan to a new third party administrator and record-keeper, T. Rowe Price Group, Inc. The transition was completed in June 2003.

In March 2003, the Plan was amended to adopt an additional provision of the Economic Growth and Tax Relief Reconciliation Act of 2001 permitting eligible Plan participants to make catch-up contributions to the Plan. In addition, the Plan was amended to permit enrollment in the Plan effective as of the first day of the calendar month next following the date an employee satisfies the eligibility requirements of the Plan and to modify the dates upon which participants can make changes to the rate of their before-tax contributions to the Plan.

In June 2003, the employees of RockResorts Cheeca, LLC, a participating employer in the Plan were terminated from their employment with RockResorts Cheeca, LLC and became employed by Cheeca Holdings, LLC. In connection with this transaction, the Plan was amended to (1) permit Cheeca Holdings, LLC as a participating employer effective June 2003, (2) provide the employees of Cheeca Holding, LLC will lose no service credit under the Plan as a result of the severance of their employment with RockResorts Cheeca, LLC, (3) establish a special entry date under the Plan for Cheeca Holdings, LLC employees employed on June 24, 2003, (4) clarify that the Company can remove a participating employer in the Plan at any time and (5) clarify that the Company has the right to determine the portion of Plan administrative expenses that shall be paid by each participating employer, to the extent those expenses are not paid by the Trustee out of Trust assets.

In June 2003, the employees of RockResorts Cheeca, LLC, a participating employer in the Plan were terminated from their employment with RockResorts Cheeca, LLC and became employed by Cheeca Employment Company, LLC. In connection with this transaction, the Plan was amended to (1) permit Cheeca Employment Company, LLC to adopt the Plan as a participating employer effective July 2003, (2) provide that the employees of Cheeca Employment Company will lose no service credit under the Plan as a result of the severance of their employment with RockResorts Cheeca, LLC and (3) establish a special entry date under the Plan for Cheeca Employment Company, LLC employees employed on July 7, 2003.

VAIL RESORTS 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)*

EMPLOYER ID #84-061461 PLAN -- #002

AS OF DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,		Shares or	Current
	Lessor or Similar Party	Description of Investment	Units	Value

		Money market funds:
	Frank Russell Investment Company	Russell Money Market Fund	$ 7,562,535	$ 7,562,535
		Schwab Money Market Fund	18,963	18,963
		Total Money Market Funds:	7,581,498	7,581,498

		Mutual funds:
	Frank Russell Investment Company	Russell Emerging Markets	163,404	1,238,089
		Russell Equity I	804,114	6,069,924
		Russell Equity II	325,561	2,443,308
		Russell Equity Q	805,625	6,084,994
		Russell International Fund	660,869	5,031,180
		Russell Real Estate Securities	197,174	1,536,557
		Russell Fixed I	347,098	3,004,718
		Russell Fixed III	174,463	1,670,708
		Russell Short-Term Bond Fund	465,173	3,651,664
	The Vanguard Group	Vanguard 500 Index Fund	72,747	5,903,407
	The Franklin Templeton Group	Templeton Foreign Fund	179,762	1,493,822
	Putnam Investments	Putnam New Opportunities Fund	108,606	3,087,669
	Davis Funds	Davis New York Venture Fund	165,722	3,470,228
	Columbia Funds	Columbia High Yield Fund	132,213	1,106,623
	Quaker Family of Funds	Quaker Aggressive Growth	6,818	101,522
	Oak Associates Funds	Pin Oak Aggressive Stock Fund	20,117	239,187
		Total mutual funds	4,629,466	46,133,600

**	Vail Resorts, Inc.	Common stock	53,488	809,753

	Participant Loans	Loans secured by participant's vested accrued benefits, interest rates range from 6% to 9%, terms vary from 1 to 10 years	1,425,908	1,425,908

		Total investments		$ 55,950,759

* Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

	** Sponsor of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description
23	Consent of Independent Accountants for report dated July 11, 2003 for Vail Resorts 401(k) Retirement Plan.
99	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vail Resorts 401(k) Retirement Plan

July 15, 2003	/s/ James P. Donohue
James P. Donohue
Plan Administrator